   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1995

                                                      REGISTRATION NO. 33-63263

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                         AMENDMENT NO. 1 TO FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                       UNITED STATES FILTER CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     DELAWARE                        3589                        33-0266015
 (STATE OR OTHER         (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
   JURISDICTION  OF INCORPORATION
                 OR ORGANIZATION)
                          CLASSIFICATION CODE NUMBER)          IDENTIFICATION
                                                                    NO.)

                                ---------------
 73-710 FRED WARING DRIVE, SUITE 222 PALM DESERT, CALIFORNIA 92260 (619) 340-
                                     0098
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
DAMIAN C. GEORGINO VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY UNITED STATES FILTER CORPORATION 73-710 FRED WARING DRIVE, SUITE 222 PALM DESERT, CALIFORNIA
                             92260 (619) 340-0098
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
                                     NICHOLAS P. SAGGESE SKADDEN, ARPS,
  JANICE C. HARTMAN KIRKPATRICK &     SLATE, MEAGHER & FLOM 300 SOUTH
 LOCKHART LLP 1500 OLIVER BUILDING       GRAND AVENUE LOS ANGELES,
   PITTSBURGH, PENNSYLVANIA 15222     CALIFORNIA 90071 (213) 687-5000
           (412) 355-6500


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this registration statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

  Pursuant to Rule 429, the prospectus included in this registration statement also relates to securities of United States Filter Corporation registered under Registration Statement No. 33-76042.

                        CALCULATION OF REGISTRATION FEE
===============================================================================

                                                 PROPOSED        PROPOSED
                                  AMOUNT         MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF          TO BE       OFFERING PRICE     AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)      PER SHARE     OFFERING PRICE  REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share.........    371,229 shares    $23.3125        $8,654,276          $2,985

===============================================================================

(1) The shares of Common Stock offered by the prospectus included in this registration statement also include 3,041,092 shares registered under Registration Statement No. 33-76042 effective April 29, 1994 and included in such prospectus under Rule 429.
(2) The registration fee of $2,985 was paid in connection with the 371,229 shares registered hereunder. A registration fee of $14,026 was paid in connection with the 2,027,395 shares initially registered under Registration Statement No. 33-76042. In accordance with Rule 416, no additional registration fee was paid in connection with the 1,013,697 shares covered by Registration Statement No. 33-76042 issued as a result of the 3-for-2 split of the Common Stock effected December 5, 1994.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1995

PROSPECTUS      , 1995

                                3,041,092 SHARES

                                      LOGO
                        UNITED STATES FILTER CORPORATION
                                  COMMON STOCK


  All of the 3,041,092 shares (the "Shares") of Common Stock of United States Filter Corporation offered hereby are being sold by Eastern Associated Securities Corp. (the "Selling Stockholder"), a subsidiary of Eastern Enterprises. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Stockholder."

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "USF." On November 1, 1995, the last reported sale price for the Common Stock was $23 1/8 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                            PRICE   UNDERWRITING   PROCEEDS TO
                                           TO THE  DISCOUNTS AND   THE SELLING
                                           PUBLIC  COMMISSIONS(1) STOCKHOLDER(2)
--------------------------------------------------------------------------------
Per Share.................................  $          $              $
Total(3).................................. $          $              $
--------------------------------------------------------------------------------

(1) The Company, the Selling Stockholder and Anjou International Company ("Anjou") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholder estimated at $50,000.

(3) Anjou has granted the Underwriters a 30-day option to purchase up to 371,229 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, to cover over-allotments, if any. If such option is exercised in full, the Total Price to the Public, Total Underwriting Discounts and Commissions and Total Proceeds to the Selling Stockholder and Anjou (before expenses payable by the Selling Stockholder
    and Anjou estimated at $80,000) will be $    , $     and $    ,
    respectively. See "Over-Allotment Option" and "Underwriting."

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the share certificates will be made in
New York, New York on or about         , 1995.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
         PAINEWEBBER INCORPORATED
                   RBC DOMINION SECURITIES CORPORATION
                                                           SALOMON BROTHERS INC

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy solicitation materials and other information with the U.S. Securities and Exchange Commission (the "Commission"). Such reports, proxy solicitation materials and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange. Such reports, proxy solicitation materials and other information can also be inspected and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.


  The Company has filed with the Commission registration statements on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statements") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statements, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. For further information, reference is hereby made to the Registration Statements, including the exhibits filed as a part thereof or otherwise incorporated herein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


  The following documents filed by the Company with the Commission (File No. 1-10728) pursuant to the Exchange Act are incorporated herein by reference: the Company's Annual Report on Form 10-K for the year ended March 31, 1995; the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; the Company's Current Reports on Form 8-K dated April 3, 1995 (two such Current Reports), May 3, 1995, May 4, 1995 as amended on Form 8-K/A dated October 6, 1995, June 12, 1995, June 27, 1995, July 13, 1995, August 11, 1995,
August 30, 1995, September 7, 1995, September 18, 1995, October 2, 1995 October 5, 1995, November 1, 1995 and November 2, 1995; and description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as the same may be amended.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the General Counsel of the Company at 73-710 Fred Waring Drive, Suite 222, Palm Desert, California 92260 (telephone (619) 340-0098).

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information, including the Selected Consolidated Financial Data and the Company's Consolidated Financial Statements and Notes thereto, included or incorporated by reference in this Prospectus. Investors should consider carefully the information set forth under the caption "Risk Factors." Except as otherwise specified, all information in this Prospectus has been adjusted to reflect a 3-for-2 split of the Common Stock effected December 5, 1994 and a 1-for-75 reverse split of the Common Stock effected February 25, 1991.

                                  THE COMPANY

   The Company is a leading global provider of industrial and commercial water treatment systems and services, with an installed base of more than 90,000 systems in the United States, Europe, Latin America and the Far East. The Company offers a single-source solution to its industrial, commercial and municipal customers through what the Company believes to be the industry's broadest range of cost-effective water treatment systems, services and proven technologies. The Company capitalizes on its substantial installed base to sell additional systems and utilizes its global network of 124 sales and service facilities, including 12 manufacturing plants, to provide customers with ongoing service and maintenance. In addition, the Company is a leading international provider of service deionization ("SDI") and outsourced water services, including operation of water purification and wastewater treatment systems at customer sites. See "The Company."

   The Company's principal executive offices are located at 73-710 Fred Waring Drive, Suite 222, Palm Desert, California 92260, and its telephone number is (619) 340-0098. References herein to the Company refer to United States Filter Corporation and its subsidiaries, unless the context requires otherwise.

                                  THE OFFERING

  Common Stock offered by
   the Selling
   Stockholder............ 3,041,092 shares
  Common Stock outstand-
   ing.................... 25,509,909 shares (1)
  New York Stock Exchange
   symbol................. USF
  Use of proceeds......... The Company will not receive any of the proceeds from the sale of the Shares.

 --------

 (1) Represents shares of Common Stock outstanding as of October 3, 1995. Does not include 1,848,248 shares issuable upon exercise of stock options outstanding at an average exercise price of $13.05 per share of Common Stock as of such date and 693,421 additional shares reserved for issuance upon exercise of options available for grant under the Company's stock option plans, 1,320,000 shares issuable upon conversion at the rate of 1.5 shares of Common Stock per share of convertible preferred stock, 2,926,829 shares issuable upon conversion of convertible debentures at a conversion price of $20.50 per share of Common Stock, and 5,090,909 shares issuable upon conversion of convertible notes at a conversion price of $27.50 per share of Common Stock.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors relating to the business of the Company, together with the other information and financial data included or incorporated by reference in this Prospectus, before acquiring the Shares offered hereby.

ACQUISITION STRATEGY

  In pursuit of its strategic objective of becoming the leading global single-source provider of water treatment systems and services, the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.


INTERNATIONAL TRANSACTIONS

  The Company has made and expects it will continue to make acquisitions and to obtain contracts in Europe, Latin America, the Far East and other areas outside the United States. While these activities may provide important opportunities for the Company to offer its products and services internationally, they also entail the risks associated with conducting business internationally, including the risk of currency fluctuations, slower payment of invoices and possible social, political and economic instability.


RELIANCE ON KEY PERSONNEL

  The Company's operations are dependent on the continued efforts of senior management, in particular Richard J. Heckmann, its Chairman, President and Chief Executive Officer. Should any of the senior managers be unable to continue in their present roles, the Company's prospects could be adversely affected.

PROFITABILITY OF FIXED PRICE CONTRACTS

  A significant portion of the Company's revenues are generated under fixed price contracts. To the extent that original cost estimates are inaccurate, costs to complete increase, delivery schedules are delayed or progress under a contract is otherwise impeded, revenue recognition and profitability from a particular contract may be adversely affected. The Company routinely records upward or downward adjustments with respect to fixed price contracts due to changes in estimates of costs to complete such contracts. There can be no assurance that future downward adjustments will not be material.

CYCLICALITY OF CAPITAL EQUIPMENT SALES

  The sale of capital equipment within the water treatment industry is cyclical and influenced by various economic factors including interest rates and general fluctuations of the business cycle. The Company's revenues from capital equipment sales were approximately 60% of total revenues for the fiscal year ended March 31, 1995 and 48% for the three months ended June 30, 1995. While the Company sells capital equipment to customers in diverse industries and in global markets, cyclicality of capital equipment sales and instability of general economic conditions could have an adverse effect on the Company's revenues and profitability.

POTENTIAL ENVIRONMENTAL RISKS

  The Company's business and products may be significantly influenced by the constantly changing body of environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company endeavors at each of its facilities to assure compliance with environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. In particular, the Company's activities as owner and operator of a hazardous waste treatment and recovery facility are subject to stringent laws and regulations and compliance reviews. Failure of this facility to comply with those regulations could result in substantial fines and the suspension or revocation of the facility's hazardous waste permit. In addition, to some extent, the liabilities and risks imposed by such environmental laws on the Company's customers may adversely impact demand for certain of the Company's products or services or impose greater liabilities and risks on the Company, which could also have an adverse effect on the Company's competitive or financial position.

COMPETITION

  The water purification and wastewater treatment industry is fragmented and highly competitive. The Company competes with many United States based and international companies in its global markets. The principal methods of competition in the markets in which the Company competes are technology, service, price, product specifications, customized design, product knowledge and reputation, ability to obtain sufficient performance bonds, timely delivery, the relative ease of system operation and maintenance, and the prompt availability of replacement parts. In the municipal contract bid process, pricing and ability to meet bid specifications are the primary considerations. While no competitor is considered dominant, there are competitors that are divisions or subsidiaries of larger companies which have significantly greater resources than the Company, which, among other things, could be a competitive disadvantage to the Company in securing certain projects.

TECHNOLOGICAL AND REGULATORY CHANGE

  The water purification and wastewater treatment business is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in regulatory or industrial requirements may render certain of the Company's purification and treatment products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly.


SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Company's Common Stock could be adversely affected by the availability for sale of shares held by current securities holders of the Company, including (i) up to 2,965,829 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Company's Common Stock at maturity), which Exchangeable Notes are being offered to the public concurrently with, but not as a condition to, the sale of the Shares, (ii) 2,926,829 shares issuable upon conversion of convertible debentures of the Company at a conversion price of $20.50 per share of Common Stock and 5,090,909 shares issuable upon conversion of convertible notes of the Company at a conversion price of $27.50 per share of Common Stock that are currently registered for sale under the Securities Act pursuant to two shelf registration statements,
(iii) 2,353,729 outstanding shares that are covered by three shelf registration statements filed under the Securities Act, including the shares owned by Anjou and subject to the Underwriters' over-allotment option, (iv) 1,320,000 shares issuable upon conversion of shares of preferred stock of the Company, which are subject to an agreement pursuant to which the holder has certain rights to request the Company to register the sale of such holder's Common Stock under the Securities Act and, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company ("Registration Rights"), and (v) 334,626 outstanding shares subject to Registration Rights. In addition, the Company has registered for sale under the Securities Act 2,000,000 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses or assets from third parties.

                                  THE COMPANY

  The Company is a leading global provider of industrial and commercial water treatment systems and services, with an installed base of more than 90,000 systems in the United States, Europe, Latin America and the Far East. The Company offers a single-source solution to its industrial, commercial and municipal customers through what the Company believes to be the industry's broadest range of cost-effective water treatment systems, services and proven technologies. The Company capitalizes on its substantial installed base to sell additional systems and utilizes its global network of 124 sales and service facilities, including 12 manufacturing plants, to provide customers with ongoing service and maintenance. In addition, the Company is a leading international provider of SDI and outsourced water services, including operation of water purification and wastewater treatment systems at customer sites.

  The Company has grown internally and through the strategic acquisition and successful integration of numerous United States based and international water treatment companies. The Company's revenues have grown to $272.0 million for the fiscal year ended March 31, 1995 from $42.6 million for the fiscal year ended March 31, 1991, representing a compound annual growth rate of 58.9%. The Company generated $91.5 million in revenues for the three months ended June 30, 1995 as compared to $55.1 million for the comparable period of the prior fiscal year, representing a growth rate of 66.2%. International revenues represented approximately 43.9% of the Company's revenues for the three months ended June 30, 1995. See "Selected Consolidated Financial Data."

  Industrial and commercial companies require purified water as a necessary component of many products and industrial processes. In addition, many companies and municipalities are finding it increasingly economical to recycle or reuse their process water and wastewater. As a result, these users require increasingly sophisticated solutions to their water purification and wastewater treatment needs. The water treatment industry is highly fragmented, with numerous regional participants who provide customers with a limited range of water treatment solutions. The Company, through its wide range of products and services, breadth of technologies and global network of local sales and service facilities, differentiates itself from its competitors by being a leading single-source provider of cost-effective water treatment systems and services. The Company's customer base includes a broad range of major industrial and commercial companies, such as Abbott Laboratories, Advanced Micro Devices, Chevron Corp., Chrysler, Coca-Cola, Eli Lilly, The John Deere Company, The Kellogg Company, Minnesota Mining and Manufacturing Company, Procter & Gamble, Southern California Edison and U.S. Steel.

  The Company has developed a strategy designed to achieve earnings growth and expand its operations to become the leading global single-source provider of water treatment systems and services. The Company's strategy is as follows:

  . Provide single-source water treatment solutions to industrial, commercial and municipal customers

  . Offer the broadest range of proven, state-of-the-art treatment technologies

  . Expand the Company's higher-margin service-based revenues, particularly through build, own and operate contracts

  . Pursue acquisitions that provide strategic fit and contribute to the Company's growth

  . Achieve cost savings, synergies and economies of scale in the Company's operations

ACQUISITIONS AND JOINT VENTURE

  In pursuit of its strategic objective of becoming the leading global single-source provider of water treatment systems and services, the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. These acquisitions have enabled the Company to enter additional geographic areas and industries and to expand its installed base, service network and range of products and technologies. In addition, the Company's acquisitions have generally provided cost savings through rationalization of operations and economies of scale, including increased asset utilization and enhanced purchasing power.

  Since the end of its most recent fiscal year, the Company acquired Polymetrics, Inc. on October 2, 1995 for $50 million in cash and approximately $8 million of the Company's Common Stock, subject to adjustment; Interlake Water Systems on August 11, 1995 for $20 million in cash and $7 million of the Company's Common Stock, subject to adjustment; formed Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture with Nalco Chemical Company on June 9, 1995; acquired Arrowhead Industrial Water, Inc. on May 4, 1995 for $80 million in cash, subject to adjustment; and acquired The Permutit Group (as defined) on April 3, 1995 for approximately $9 million in cash.

  Polymetrics, Inc. Polymetrics, Inc. ("Polymetrics") is a leader in the design, manufacture, installation and service of water treatment systems for the electronics, pharmaceutical, laboratory, power generation and cogeneration industries. Polymetrics generated revenues of approximately $40.7 million during its fiscal year ended December 31, 1994, an 18.3% increase over the approximately $34.4 million of revenues generated during its prior fiscal year. Approximately 57% of Polymetrics' revenues were derived from services during its fiscal year ended December 31, 1994. Polymetrics has seven sales and service offices, which service approximately 4,000 customers. Polymetrics' locations in California, Colorado, Oregon and Washington increase the Company's presence in the western United States. Polymetrics also enhances the Company's customer base in the electronics industry and complements the Company's service business, including SDI.

  Interlake Water Systems. Interlake Water Systems ("Interlake") is a leading provider of water treatment services, including SDI, in Illinois and Michigan. In addition, Interlake sells and services a broad range of standard and custom-engineered water treatment systems and is the largest distributor of the Company's Continental product line in the United States. Interlake generated revenues of approximately $21.6 million during its fiscal year ended December 31, 1994, a 24% increase over the approximately $17.4 million of revenues generated during its prior fiscal year. Approximately 69% of Interlake's revenues were derived from services during its fiscal year ended December 31, 1994. Through its 12 sales and service offices and more than 3,200 customers, Interlake increases the Company's presence in the midwestern United States. In particular, Interlake enhances the Company's customer base in the automotive and pharmaceutical industries, while Interlake's SDI business complements the Company's service business.

  The Permutit Group. The Permutit Group, comprising The Permutit Company Limited and The Permutit Company Pty Ltd., has a strong position in the United Kingdom, Australian and New Zealand markets in ion exchange and membrane technology. The Permutit Group also offers a range of products, including pre-engineered water treatment systems for the pharmaceutical, laboratory and chemical markets and other commercial customers. The Permutit Group generated revenues of approximately $19.9 million during its fiscal year ended March 31, 1994, a 9.2% decrease from the approximately $21.9 million of revenues generated during its prior fiscal year. Through its ten offices and more than 4,000 customers, The Permutit Group's comprehensive service network complements the Company's already strong presence in western Europe and enhances its presence in the Far East.

  U.S. Filter/Arrowhead, Inc. U.S. Filter/Arrowhead, Inc., formerly Arrowhead Industrial Water, Inc. ("Arrowhead"), is a leading supplier of owned and operated on-site industrial water treatment systems, as well as a leading provider of mobile water treatment services in North America. Arrowhead generated revenues of approximately $43.9 million during its fiscal year ended December 31, 1994, a 14.4% increase over the approximately $38.4 million of revenues generated during its prior fiscal year. Substantially all of Arrowhead's revenues were derived from services during its fiscal year ended December 31, 1994. Through its nine offices and more than 2,500 customers, Arrowhead enhances the Company's ability to provide customers with outsourced water purification systems and services, for which the Company believes there is growing demand. In addition, Arrowhead enhances the Company's technological and service capabilities, expands its service branch network, increases its customer base and provides certain synergies, including the use of the Company's engineering and manufacturing capabilities to design and build Arrowhead water treatment equipment.

  Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture. In conjunction with its acquisition of Arrowhead, the Company has formed Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture ("TWO"), to focus on the outsourcing of industrial and commercial customers' water treatment needs. TWO, which is 50% owned by a subsidiary of Nalco Chemical Company ("Nalco") and 50% owned by a subsidiary of the Company, was formed to finance, build, own and operate water treatment systems at customer sites under long-term contracts. Nalco, a leader in water chemistry, will supply the chemicals necessary for TWO's water treatment systems, while the Company will supply the capital equipment, design and service functions to meet TWO's customers' needs. TWO will have access to Nalco's extensive sales force and customer base. Nalco and the Company will provide advisory and administrative services in order to assist TWO in bid and contract preparation and marketing. The Company believes that the formation of TWO enhances the Company's position as one of the leading providers of outsourced water services in the world.

                                USE OF PROCEEDS


  The Selling Stockholder will receive all of the net proceeds from the sale of the Shares, and none of such proceeds will be available for use by the Company or otherwise for the Company's benefit.



                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been listed under the symbol "USF" on the New York Stock Exchange since September 1, 1993 and was listed on the American Stock Exchange from April 8, 1991 through August 31, 1993. The following table sets forth for the fiscal periods indicated the high and low composite sales prices for the Common Stock as reported by the American Stock Exchange and New York Stock Exchange, as applicable.

                                                                    HIGH   LOW
                                                                   ------ ------
Fiscal Year Ended March 31, 1994
 1st Quarter...................................................... $16.83 $11.17
 2nd Quarter......................................................  16.50  11.92
 3rd Quarter......................................................  19.17  14.25
 4th Quarter......................................................  15.67  12.25
Fiscal Year Ended March 31, 1995
 1st Quarter...................................................... $14.50 $12.17
 2nd Quarter......................................................  14.67  12.25
 3rd Quarter......................................................  16.13  13.17
 4th Quarter......................................................  16.88  15.00
Fiscal Year Ending March 31, 1996
 1st Quarter...................................................... $19.63 $14.88
 2nd Quarter......................................................  24.13  18.75
 3rd Quarter (through November 1, 1995)...........................  24.88  21.75

  On November 1, 1995, the last reported sale price for the Common Stock on the New York Stock Exchange was $23 1/8 per share.

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to provide funds for the operation and expansion of its business and accordingly does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any payment of cash dividends on the Common Stock in the future will depend upon the Company's financial condition, earnings, capital requirements and such other factors as the Board of Directors deems relevant. Dividends on the Common Stock are subject to the prior payment of dividends on the Series A Preferred Stock. In addition, under the Company's credit agreement with The First National Bank of Boston and First Interstate Bank of California, no dividends may be paid on the Common Stock without the consent of those banks.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at June 30, 1995 and as adjusted to give pro forma effect to: (i) the acquisitions of Polymetrics for approximately $58 million and Interlake for approximately $27 million; (ii) the sale of the Company's 6% Convertible Subordinated Notes due 2005 and the application of the net proceeds therefrom, including the repurchase of all of the Company's outstanding Series B Voting Convertible Preferred Stock ("Series B Preferred Stock"); and (iii) the exercise of certain warrants to purchase Common Stock and the related delivery of $45 million of Subordinated Notes due 2001. This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and related Notes thereto incorporated by reference herein.

                                                           AS OF JUNE 30, 1995
                                                           ----------------------
                                                             ACTUAL    PRO FORMA
                                                           ---------  -----------
                                                              (IN THOUSANDS)
Notes payable and current portion of long-term debt(1)...  $  32,064  $   1,950
                                                           =========  =========
Long-term debt, excluding current portion................  $   9,165  $   9,165
Subordinated Notes due 2001..............................     45,000         --
6% Convertible Subordinated Notes due 2005...............         --    140,000
5% Convertible Subordinated Debentures due 2000..........     60,000     60,000
                                                           ---------  ---------
    Total long-term debt, excluding current portion......    114,165    209,165
Shareholders' equity:
 Preferred Stock, par value $.10 per share; 3,000,000
shares authorized:
  Series A Voting Cumulative Convertible Preferred Stock,
$25 liquidation    preference; 880,000 shares authorized
and outstanding..........................................     22,071     22,071
  Series B Voting Convertible Preferred Stock, $27
liquidation preference; 250,000    shares authorized and
139,518 shares outstanding; none outstanding pro forma...      2,641         --
 Common Stock, par value $.01 per share; 75,000,000
shares authorized; 22,221,739   issued and outstanding;
25,427,650 pro forma(2)..................................        222        254
Additional paid-in capital...............................    230,591    289,491
Currency translation adjustment..........................        947        947
Accumulated deficit......................................    (14,854)   (14,854)
                                                           ---------  ---------
    Total shareholders' equity...........................    241,618    297,909
                                                           ---------  ---------
    Total capitalization.................................   $355,783   $507,074
                                                           =========  =========

--------
(1) Includes $30,114,000 of notes payable and $1,950,000 of current portion of long-term debt.

(2) The 22,221,739 issued and outstanding shares do not include 1,320,000 shares of Common Stock issuable upon conversion of the Company's Series A Voting Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), 2,926,829 shares issuable upon conversion of the Company's 5% Convertible Subordinated Debentures due 2000, 5,090,909 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 and 1,897,849 shares issuable upon exercise of stock options either outstanding or available for future grant under the Company's stock option plans. The 25,427,650 shares issued and outstanding on a pro forma basis include 705,911 shares issued in connection with the Polymetrics and Interlake acquisitions and 2,500,000 shares issued upon exercise of the warrants issued with the $45 million of Subordinated Notes due 2001.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data as of and for the fiscal years ended March 31, 1993, 1994 and 1995 are derived from the consolidated financial statements of United States Filter Corporation and subsidiaries, which are incorporated by reference in this Prospectus. The selected consolidated financial data as of and for the fiscal years ended March 31, 1991 and 1992 are derived from the individual audited consolidated financial statements of United States Filter Corporation and subsidiaries and Liquipure Technologies, Inc. and subsidiaries ("Liquipure"), which are not included or incorporated by reference herein. The financial data as of and for the three months ended June 30, 1994 and 1995 are derived from unaudited consolidated financial statements, which, in the opinion of the Company, reflect all adjustments (consisting principally of normal, recurring accruals) necessary for the fair statement of the financial position and results of operations for the periods presented and are not necessarily indicative of the results for any other interim period or for the full fiscal year. Historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and the three months ended June 30, 1994 have been restated to reflect the acquisition in July 1994 of Liquipure, which acquisition has been accounted for as a pooling of interests. The data presented below is qualified in its entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                            THREE MONTHS
                                FISCAL YEAR ENDED MARCH 31,(1)             ENDED JUNE 30,
                          ----------------------------------------------  ------------------
                           1991    1992(2)  1993(3)   1994(4)   1995(5)   1994(1)   1995(6)
                          -------  -------  --------  --------  --------  --------  --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues................  $42,624  $62,840  $128,376  $180,421  $272,032  $ 55,063  $ 91,539
Cost of sales...........   29,780   48,259    93,896   132,811   193,432    39,842    63,665
                          -------  -------  --------  --------  --------  --------  --------
Gross profit............   12,844   14,581    34,480    47,610    78,600    15,221    27,874
Selling, general and
administrative expenses.   14,692   20,871    33,832    52,484    64,015    13,243    21,626
                          -------  -------  --------  --------  --------  --------  --------
Operating income (loss).   (1,848)  (6,290)      648    (4,874)   14,585     1,978     6,248
Interest expense........     (763)  (1,016)   (1,327)   (2,077)   (5,384)     (900)   (2,435)
Other income (expense)..      287      770       639     1,174     1,787       526       726
Provision (benefit) for
income taxes............      595       51       298    (3,236)    2,657       497     1,180
                          -------  -------  --------  --------  --------  --------  --------
Income (loss) before
extraordinary items.....   (2,919)  (6,587)     (338)   (2,541)    8,331     1,107     3,359
Extraordinary items(7)..      411       --       405        --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------
Net income (loss)(7)....  $(2,508) $(6,587) $     67  $ (2,541) $  8,331  $  1,107  $  3,359
                          =======  =======  ========  ========  ========  ========  ========
Weighted average number
 of common
 shares outstanding(8)..    5,593    7,846    10,095    12,453    15,026    14,554    20,002
PER COMMON SHARE DATA:(8)(9)
Income (loss) before
extraordinary items.....  $ (0.52) $ (0.88) $  (0.16) $  (0.26) $   0.51  $   0.06  $   0.16
Extraordinary items(7)..     0.07       --      0.04        --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------
Net income (loss).......  $ (0.45) $ (0.88) $  (0.12) $  (0.26) $   0.51  $   0.06  $   0.16
                          =======  =======  ========  ========  ========  ========  ========
CONSOLIDATED BALANCE
SHEET DATA
 (END OF PERIOD):
Working capital.........  $ 4,845  $11,455  $ 23,471  $ 66,018  $ 57,670  $ 60,987  $ 70,530
Total assets............   26,168   89,501   121,178   253,185   378,728   250,475   512,773
Long-term debt,
including current
portion.................    7,773   10,002     5,012     4,913    10,825     4,915    11,115
Convertible subordinated
debt....................       --       --        --    60,000   105,000    60,000   105,000
Shareholders' equity....    8,339   41,219    79,631   125,610   137,144   127,920   241,618

  The historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and for the three months ended June 30, 1994 have been restated to include the accounts and operations of Liquipure, which was merged with the Company in July 1994 and accounted for as a pooling of interests. Separate results of operations of the combined entities for the years ended March 31, 1991, 1992, 1993, 1994 and 1995 and the three months ended June 30, 1994 and 1995 are presented below.

                                                                          THREE MONTHS
                                FISCAL YEAR ENDED MARCH 31,(1)           ENDED JUNE 30,
                          ---------------------------------------------- ----------------
                           1991    1992(2)  1993(3)   1994(4)   1995(5)  1994(1)  1995(6)
                          -------  -------  --------  --------  -------- -------  -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
Company (as previously
 reported)..............  $23,249  $41,238  $101,397  $147,870  $272,032 $47,857  $91,539
Liquipure...............   19,375   21,602    26,979    32,551        --   7,206       --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $42,624  $62,840  $128,376  $180,421  $272,032 $55,063  $91,539
                          =======  =======  ========  ========  ======== =======  =======
GROSS PROFIT:
Company (as previously
reported)...............  $ 7,213  $ 8,692  $ 27,166  $ 39,046  $ 78,600 $13,086  $27,874
Liquipure...............    5,631    5,889     7,314     8,564        --   2,135       --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $12,844  $14,581  $ 34,480  $ 47,610  $ 78,600 $15,221  $27,874
                          =======  =======  ========  ========  ======== =======  =======
OPERATING INCOME (LOSS):
Company (as previously
reported)...............  $ 1,416  $(4,165) $  4,708  $  2,089  $ 14,585 $ 2,179  $ 6,248
Liquipure...............   (3,264)  (2,125)   (4,060)   (6,963)       --    (201)      --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $(1,848) $(6,290) $    648  $ (4,874) $ 14,585 $ 1,978  $ 6,248
                          =======  =======  ========  ========  ======== =======  =======
NET INCOME (LOSS):
Company (as previously
reported) (7)...........  $   899  $(3,964) $  4,402  $  4,986  $  8,331 $ 1,414  $ 3,359
Liquipure...............   (3,407)  (2,623)   (4,335)   (7,527)       --    (307)      --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $(2,508) $(6,587) $     67  $ (2,541) $  8,331 $ 1,107  $ 3,359
                          =======  =======  ========  ========  ======== =======  =======
NET INCOME (LOSS) PER
 COMMON SHARE:(7)(8)(9)
As previously reported..  $  0.24  $ (0.71) $   0.38  $   0.41  $   0.51 $  0.10  $  0.16
                          =======  =======  ========  ========  ======== =======  =======
As restated.............  $ (0.45) $ (0.88) $  (0.12) $  (0.26) $   0.51 $  0.06  $  0.16
                          =======  =======  ========  ========  ======== =======  =======

--------
(1) The historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and for the three months ended June 30, 1994 have been restated to include the accounts and operations of Liquipure, which was merged with the Company in July 1994 and accounted for as a pooling of interests.
(2) The fiscal year ended March 31, 1992 includes eight months of results of Lancy Waste Management Systems (now U.S. Filter, Inc., Warrendale, PA), acquired on July 31, 1991, and three months of results of Alcoa Separations Technology, Inc. ("ASTI"), acquired from Aluminum Company of America ("Alcoa") on January 6, 1992. Each of these acquisitions was accounted for as a purchase. Losses from ASTI (which had operated at a loss in each of the prior three years) since its acquisition and the effect of the acquisition on the Company's existing operations contributed significantly to the Company's loss for the fiscal year ended March 31, 1992. As a result of such losses incurred by ASTI and certain purchase accounting adjustments, and pursuant to the terms of the ASTI acquisition agreement, an acquisition note payable to Alcoa was reduced by $5,000,000. Such reduction in the note was treated as a purchase price adjustment and as such did not affect the Company's results of operations.
(3) The fiscal year ended March 31, 1993 includes twelve months of results of Societe des Ceramiques Techniques S.A. ("SCT"), acquired on April 1, 1992, and three months of results of The Permutit Company, Inc., a United States company acquired January 5, 1993. Both acquisitions were accounted for as purchases.
(4) The fiscal year ended March 31, 1994 includes four months of results of Ionpure Technologies Corporation and IP Holding Company ("Ionpure"), acquired on December 1, 1993 and accounted for as a purchase. Selling, general and administrative expenses for the year ended March 31, 1994 reflect four months of integration of Ionpure and certain charges totalling $2,359,000 related to the rationalization of certain wastewater operations. See "Management's Discussion and Analysis of Financial Condition and Results of

   Operations--Twelve Months Ended March 31, 1994 Compared with Twelve Months Ended March 31, 1993."
(5) The fiscal year ended March 31, 1995 includes the results of Smogless S.p.A., Groupe Crouzat S.A., Sation S.A., Seral Erich Alhauser GmbH and the Ceraflo ceramic product line from the dates of their respective acquisitions, accounted for as purchases, and includes three months of results of Liquipure prior to its merger into the Company, and nine months of results of Liquipure after the merger. In addition, the net income
    (loss) per common share for the fiscal year ended March 31, 1995 reflects the issuance of 1,852,221 shares of Common Stock in conjunction with the Liquipure merger.
(6) The three months ended June 30, 1995 includes two months of results of Arrowhead, which was acquired on May 4, 1995, and three months of results of The Permutit Group, which was acquired on April 3, 1995.
(7) Includes extraordinary items of $411,000 for the fiscal year ended March 31, 1991, attributable to utilization of net operating loss carryforwards, and an extraordinary gain of $405,000 for the fiscal year ended March 31, 1993 resulting from forgiveness of debt in connection with the buyout of a capital lease obligation.
(8) Reflects a 3-for-2 split of the Common Stock effected December 5, 1994 and a 1-for-75 reverse split of the Common Stock effected February 25, 1991.
(9) Amounts are after (i) dividends on the Series A Preferred Stock of $165,000 for the fiscal year ended March 31, 1992, $660,000 for the fiscal year ended March 31, 1993, $701,000 for the fiscal year ended March 31, 1994, $715,000 for the fiscal year ended March 31, 1995 and $179,000 for the three months ended June 30, 1994 and 1995 and (ii) accretion on the Series A Preferred Stock, a noncash accounting adjustment required by Securities and Exchange Commission Staff Accounting Bulletin No. 68 ("SAB 68"), in the amounts of $154,000 for the fiscal year ended March 31, 1992 and $617,000 for the fiscal year ended March 31, 1993. As of April 1, 1993, the Company and the holder of the Series A Preferred Stock agreed to a fixed dividend of $715,000 per year on the Series A Preferred Stock, thus eliminating the increasing rate and, therefore, the accretion of dividends pursuant to SAB 68.

                                 RECENT EVENTS

  On November 1, 1995, the Company announced its results for the second fiscal quarter ended September 30, 1995. The Company's revenues for the three months ended September 30, 1995 were $108,308,000, an increase of 61% from $67,201,000 for the comparable period of the prior fiscal year. This increase was due primarily to acquisitions completed by the Company after the quarter ended September 30, 1994. The three months ended September 30, 1995 include two months of results of Interlake, which was acquired during the period, and no results of Polymetrics, which was acquired on October 2, 1995. Excluding the effect of acquisitions, revenues increased approximately $10,138,000 or 15% from the corresponding period of the prior fiscal year. Revenues for the three months ended September 30, 1995 were evenly divided between capital equipment sales on the one hand and services and parts on the other.

  Total gross profit as a percentage of revenue increased to 30.9% for the three months ended September 30, 1995 compared to 28.7% for the comparable period of the prior fiscal year. This increase was due primarily to a shift in revenue mix to recurring and higher-margin service-based revenues. Selling, general and administrative expenses as a percentage of revenues decreased to 23.1% for the three months ended September 30, 1995 as compared to 23.8% for the comparable period of the prior fiscal year.

  Net income for the three months ended September 30, 1995 increased to $4,509,000 from $1,908,000 for the comparable period of the prior fiscal year, representing a 136% increase. Net income per common share increased to $0.19 per share (based upon 22,952,000 weighted average common shares outstanding) for the three months ended September 30, 1995 from $0.12 per common share (based upon 14,818,000 weighted average common shares outstanding) for the comparable period of the prior fiscal year.

  The Company's revenues for the six months ended September 30, 1995 were $199,847,000, an increase of 63.5% from $122,264,000 for the comparable period of the prior fiscal year. Net income for the six months ended September 30, 1995 increased to $7,868,000 from $3,015,000 for the comparable period of the prior fiscal year, representing a 161% increase. Net income per common share increased to $0.35 per share (based upon 21,477,000 weighted average common shares outstanding) for the six months ended September 30, 1995 from $0.18 per common share (based upon 14,721,000 weighted average common shares outstanding) for the comparable period of the prior fiscal year.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Company's Consolidated Financial Statements and Notes thereto included or incorporated by reference in this Prospectus.

GENERAL

  The Company's objective is to achieve earnings growth and expand its operations to become the leading global single-source provider of water treatment systems and services. Accordingly, the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. Due to the magnitude of these acquisitions and the Company's integration of the acquired operations with its existing businesses, results of operations for prior periods are not necessarily comparable to or indicative of results of operations for current or future periods.

RESULTS OF OPERATIONS

  In July 1994, the Company merged with Liquipure in a transaction accounted for as a pooling of interests. Accordingly, the historical consolidated financial data for all periods presented has been restated to include the accounts and operations of Liquipure.

  The following table sets forth for the periods indicated certain items in the Selected Consolidated Financial Data and the percentages of total revenues such items represent.

                                                                THREE MONTHS
                                           FISCAL YEAR ENDED        ENDED
                                               MARCH 31,          JUNE 30,
                                           -------------------  --------------
                                           1993   1994   1995    1994    1995
                                           -----  -----  -----  ------  ------
                                                                 (UNAUDITED)
Revenues.................................. 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of Sales.............................  73.1   73.6   71.1    72.4    69.5
Gross profit..............................  26.9   26.4   28.9    27.6    30.5
Selling, general and administrative
expenses..................................  26.4   29.1   23.5    24.1    23.6
Operating income (loss)...................   0.5   (2.7)   5.4     3.5     6.9
Interest expense..........................   1.0    1.2    2.0     1.6     2.7
Income (loss) before extraordinary items..  (0.3)  (1.4)   3.1     2.0     3.7
Net income (loss).........................   0.1   (1.4)   3.1     2.0     3.7

  The following table presents a percentage breakdown of the Company's revenues, as restated, by product category for the periods indicated.

                                                                THREE
                                                               MONTHS
                         FISCAL YEAR ENDED MARCH 31,            ENDED
                         ---------------------------------    JUNE 30,
                          1992     1993     1994     1995       1995
                         ------   ------   ------   ------   -----------
                                                             (UNAUDITED)
Revenues by product
category:
 Capital equipment......     83%      58%      63%      60%       48%
 Services and
operations..............      4        7       19       19        27
 Replacement parts,
consumables and other...     13       35       18       21        25

THREE MONTHS ENDED JUNE 30, 1995 COMPARED WITH THREE MONTHS ENDED JUNE 30,
1994

  Revenues. Revenues for the three months ended June 30, 1995 were $91,539,000, an increase of $36,476,000 from $55,063,000 for the comparable period of the prior fiscal year. This increase was due primarily to acquisitions completed by the Company after the first quarter ended June 30, 1994. Excluding the effect of these acquisitions, Company revenues increased approximately $8,900,000 or 16% from the corresponding period of the prior fiscal year. Revenues from capital equipment sales for the three months ended June 30, 1995 represented 48% of total revenues, while revenues from services and operations represented 27%, and revenues from replacement parts and consumables represented 25%.

  Gross Profit. Gross profit increased 83.1% to $27,874,000 for the three months ended June 30, 1995 from $15,221,000 for the comparable period of the prior fiscal year. Total gross profit as a percentage of revenue ("gross margin") increased to 30.5% for the three months ended June 30, 1995, compared to 27.6% for the comparable period of the prior fiscal year. The increase in gross margin through June 30, 1995 was due primarily to the shift in revenue mix to recurring and higher-margin service-based revenues and, to a lesser extent, to increased economies of scale in manufacturing operations.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $21,626,000 for the three months ended June 30, 1995 from $13,243,000 for the comparable period of the prior fiscal year. This increase was primarily due to the addition of sales and administrative personnel accompanying the Company's recent acquisitions. As a percentage of revenues, selling, general and administrative expenses decreased to 23.6% during the three months ended June 30, 1995, as compared to 24.1% for the comparable period of the prior fiscal year. The decrease in the percentage of selling, general and administrative expenses to revenues for the three months ended June 30, 1995 was due primarily to the benefits derived from economies of scale resulting from growth in revenues, the continued implementation of cost controls and elimination of certain redundancies.

  Interest Expense. Interest expense increased to $2,435,000 for the three months ended June 30, 1995 from $900,000 for the comparable period of the prior fiscal year. Interest expense for the three months ended June 30, 1995 consisted primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 and Subordinated Notes due 2001, which bear interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and increased borrowings under the Company's bank line of credit to finance its revenue expansion and recent acquisitions. At June 30, 1995, the Company had cash and short-term investments of $11,009,000.

  Income Taxes. Income tax expense increased to $1,180,000 for the three months ended June 30, 1995 from $497,000 for the comparable period of the prior fiscal year. This increase was attributable to increased pre-tax income. The Company's effective tax rate for the three months ended June 30, 1995 was 26%. As of March 31, 1995, the Company had net operating loss carryforwards in France of approximately $20,351,000 and in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. In addition, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit has been recognized. Future recognition of these carryforwards will be reflected if the above operations generate sufficient earnings before the expiration periods of the loss carryforwards. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Alcoa until December 31, 1997, pursuant to an agreement between the Company and Alcoa related to the Company's acquisition of SCT in 1992.

  Net Income. Net income increased to $3,359,000 for the three months ended June 30, 1995 from $1,107,000 for the comparable period of the prior fiscal year. Net income per common share increased to $0.16 per share (based upon 20,002,000 weighted average common shares outstanding) for the three months ended June 30, 1995 from $0.06 per common share (based upon 14,554,000 weighted average common shares outstanding) for the comparable period of the prior fiscal year, after deducting $179,000 for dividends on the Company's preferred shares for each of the three-month periods ended June 30, 1995 and 1994.

TWELVE MONTHS ENDED MARCH 31, 1995 ("FISCAL 1995") COMPARED WITH TWELVE MONTHS ENDED MARCH 31, 1994 ("FISCAL 1994")

  Revenues. Revenues for fiscal 1995 were $272,032,000, an increase of $91,611,000 from $180,421,000 for fiscal 1994. Approximately 84% of this increase was due to acquisitions completed by the Company in fiscal 1994 and 1995. Company revenues increased by approximately $15,000,000 (or 16%) excluding the effect of these acquisitions. Fiscal 1995 revenues for capital equipment were 60%, while revenues for services and operations totaled 19%, and replacement parts and consumables totaled 21%. In accordance with the Company's emphasis on increasing its service and operations revenue as well as replacement parts and consumables revenue, sales by product category during fiscal 1995 for these recent acquisitions were 25.8% for services and operations and 30.3% for replacement parts and consumables.

  Gross Profit. Gross profit increased 65.1% to $78,600,000 for fiscal 1995 from $47,610,000 for fiscal 1994. Total gross profit as a percentage of revenue ("gross margin") increased to 28.9% for fiscal 1995, compared to 26.4% for fiscal 1994. This increase in gross margin for fiscal 1995 as compared to fiscal 1994 was due primarily to the Company's emphasis on and expansion of its higher gross margin service operations and consumables business during the most recent period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $64,015,000 for fiscal 1995 from $52,484,000 for fiscal 1994. Selling, general and administrative expenses as a percentage of revenues decreased to 23.5% during fiscal 1995, compared to 29.1% for fiscal 1994. The decrease in the percentage of selling, general and administrative expenses of revenues for fiscal 1995 as compared to fiscal 1994 was due primarily to the Company's emphasis on cost reductions and administrative efficiencies gained through economies of scale. In addition, fiscal 1994 selling, general and administrative expenses include $3,738,000 of charges related to the writeoff of certain intangibles in the Company's Continental Penfield subsidiary.

  Interest Expense. Interest expense increased to $5,384,000 for fiscal 1995 from $2,077,000 for fiscal 1994. Interest expense for fiscal 1995 consists primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 and Subordinated Notes due 2001, which bear interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and borrowings under the Company's bank line of credit.

  Income Taxes. Income tax expense increased to $2,657,000 for fiscal 1995 from a benefit of $3,236,000 for fiscal 1994. This increase was attributable to increased profits and the Company's partial recognition during fiscal 1994 of the future income tax benefit related to federal net operating loss carryforwards. As of March 31, 1995, the Company had net operating loss carryforwards in France of approximately $20,351,000 and in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. In addition, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit has been recognized. Future recognition of these carryforwards will be reflected if the above operations generate sufficient earnings before the expiration periods of the loss carryforwards. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Alcoa until December 31, 1997.

  Net Income. Net income increased to $8,331,000 for fiscal 1995 from a net loss of $2,541,000 in fiscal 1994. Net income per common share increased to $.51 per share (with 15,026,000 weighted average common shares outstanding) for fiscal 1995 from a net loss of $.26 per common share (with 12,453,000 weighted average common shares outstanding) for fiscal 1994, after deducting $.06 and $.05 per common share for dividends on the Company's preferred shares in fiscal 1994 and 1995, respectively.

TWELVE MONTHS ENDED MARCH 31, 1994 ("FISCAL 1994") COMPARED WITH TWELVE MONTHS ENDED MARCH 31, 1993 ("FISCAL 1993")

  Revenues. Revenues for fiscal 1994 were $180,421,000, an increase of $52,045,000 from $128,376,000 for fiscal 1993. Approximately $25,000,000 of this increase during fiscal 1994 was the result of the Company's acquisition of Ionpure in December 1993. Company revenues increased by approximately $12,000,000 (or 13%), excluding the effect of acquisitions completed by the Company in fiscal 1993 and 1994. The acquisition of Ionpure was accounted for as a purchase, and therefore its results were included in the operations of the Company for four months of fiscal 1994. Additionally, a significant portion of the remaining increase in revenues over the prior year relates to strength in the Company's high-purity water business.

  Gross Profit. Gross profit increased 38.1% to $47,610,000 for fiscal 1994 from $34,480,000 for fiscal 1993. Gross margin remained substantially constant during fiscal 1994 compared to fiscal 1993, decreasing to 26.4% in fiscal 1994 compared to 26.9% in the prior year.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $52,484,000 for fiscal 1994, an increase of $18,652,000 from $33,832,000 for fiscal 1993. Selling, general and administrative expenses as a percentage of revenues increased to 29.1% during fiscal 1994 compared to 26.4% for fiscal 1993. Approximately $9,300,000 of this increase reflects the addition of Ionpure's operations during fiscal 1994 and a full year's operations of Permutit. Included in selling, general and administrative expenses during fiscal 1994 were $3,738,000 of charges related to the writeoff of the remaining net book value of certain intangibles in the Company's Continental Penfield subsidiary, which management determined had no future economic value. Additionally, included in selling, general and administrative expenses during fiscal 1994 were $2,359,000 of charges related to the Company's closure in February 1994 of its leased facility in Marlboro, New Jersey, which was integrated into the wastewater operations facility owned by the Company in Warrendale, Pennsylvania. The closure charges related primarily to the accrual of lease and maintenance costs of the closed facility over the remaining lease period, costs to transport certain equipment transferred to other Company locations and the writeoff of leasehold improvements and equipment that have no future economic value. The remaining increase is due primarily to the increase in business activity in fiscal 1994 from the prior year.

  Interest Expense. Interest expense increased to $2,077,000 for fiscal 1994 from $1,327,000 in fiscal 1993. This increase was attributable entirely to the Company's issuance in October 1993 of $60,000,000 of 5% Convertible Subordinated Debentures due 2000. The debentures bear interest at the annual rate of 5%.

  Income Taxes. Income tax expense decreased $3,534,000 in fiscal 1994 from fiscal 1993 as a result of an income tax benefit recorded in fiscal 1994 of $3,236,000. Because of the Company's recent earnings history and anticipated future earnings and in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company recognized the future income tax benefit related to federal net operating loss carryforwards. At March 31, 1994 the Company had available approximately $21,000,000 of net operating loss carryforwards reported by SCT for French tax purposes. The French tax net operating loss carryforwards may be used only to offset future income generated by SCT, and until March 31, 1997, the benefit, if any, of such carryforwards is to be shared equally between the Company and Alcoa.

  Net Income. The Company recorded a net loss of $2,541,000 for fiscal 1994 as compared to net income of $67,000 for fiscal 1993. Net loss per common share increased to $.26 per share (with 12,453,000 weighted average common shares outstanding) for fiscal 1994 from $.12 per share (with 10,095,000 weighted average common shares outstanding) for fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of funds are cash and other working capital, cash flow generated from operations and borrowings under the Company's bank line of credit. On September 18, 1995, the Company realized net proceeds of $136,325,000 before offering expenses from the private placement of $140,000,000 principal amount of 6% Convertible Subordinated Notes due 2005. In addition, on May 3, 1995, the Company realized net proceeds of $98,118,000 before offering expenses from the sale of 6,900,000 shares of Common Stock.

  At June 30, 1995 the Company had working capital of $70,530,000, including cash and short-term investments of $11,009,000. The Company's long-term debt at June 30, 1995 included $60,000,000 of 5% Convertible Subordinated Debentures due 2000, $45,000,000 of Subordinated Notes due 2001 bearing interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and notes payable totaling $11,115,000 and bearing interest at rates ranging from 2.0% to 9.2%. On September 18, 1995, the $45,000,000 of Subordinated Notes due 2001 were delivered to the Company upon the exercise of certain warrants to purchase the Company's Common Stock.

  As of June 30, 1995, the Company had an available bank line of credit of $45,000,000, of which there were outstanding borrowings of $30,114,000 and outstanding letters of credit of $8,676,000. This line of credit was increased to $50,000,000 on July 21, 1995. As of November 1, 1995, there were no borrowings and $17,026,000 of letters of credit outstanding under the line of credit.

  Net cash used in operating activities totaled $17,052,000 for the three months ended June 30, 1995, which resulted primarily from an increase in accounts receivable of $7,744,000, an increase in inventory of $4,286,000 and an increase in costs and estimated earnings on uncompleted contracts of $10,968,000 during the period. Additionally, the Company reduced its accounts payable and accrued liabilities by $3,930,000 during this same period.

  As of March 31, 1995, the Company had net operating loss carryforwards generated from SCT of approximately $20,351,000 for which no financial statement benefit has been recognized. Approximately $4,044,000 of the net operating loss carryforwards will expire in the fiscal years 1995 to 2000, while the remainder have an indefinite carryforward period. The Company also has net operating loss carryforwards in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. No benefit has been given to these net operating loss carryforwards because of the limited carryforward periods or the uncertain business conditions relating to the operations giving rise to such carryforwards. Additionally, as of March 31, 1995, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit had been recognized. These net operating carryforwards will expire in the years 2004 to 2008. These net operating loss carryforwards can be used only against future taxable income of Liquipure and, accordingly, no benefit has been given to these net operating loss carryforwards due to the uncertain business conditions relating to the operations of Liquipure. Future recognition of these net operating loss carryforwards will occur if the operations of SCT and Liquipure generate sufficient earnings before the expiration of the respective net operating loss carryforwards. In addition, in the case of SCT, until December 31, 1997, the benefit, if any, of such carryforwards is to be shared equally between the Company and Alcoa.

  The Company also had available at March 31, 1995 other net operating loss carryforwards for Federal income tax purposes of approximately $16,062,000, which expire in 2002 and 2010.

  The Company believes its current cash position, cash flow from operations and available borrowings under the Company's line of credit will be adequate to meet its anticipated cash needs for working capital, revenue growth, scheduled debt repayment and capital investment objectives for the next 12 months.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined financial data presents pro forma combined balance sheet data at June 30, 1995, giving effect to the acquisitions of Polymetrics and Interlake as if they had been consummated on that date. Also presented is pro forma combined statement of operations data for the fiscal year ended March 31, 1995 and the three months ended June 30, 1995, after giving effect to the acquisitions of Polymetrics, Interlake and Arrowhead, which acquisitions were consummated on October 2, 1995, August 10, 1995 and May 1, 1995, respectively, as if they had been consummated as of the beginning of the respective periods presented. The Company's fiscal year ends on March 31 and Polymetrics', Interlake's and Arrowhead's fiscal years end on December 31. Pro forma data for the year ended March 31, 1995 combines the results of the Company for the year ended March 31, 1995 with the results of Polymetrics, Interlake and Arrowhead for the year ended December 31, 1994, and the pro forma data for the three months ended June 30, 1995 combines the results of each of the Company, Polymetrics and Interlake for such three-month period and includes the one-month period ended April 30, 1995 of Arrowhead, which results are not included in the Company's historical results for such period. The Company's historical results for the three months ended June 30, 1995 include the results of Arrowhead from the date of its acquisition by the Company.

  The pro forma data is based on the historical combined statements of the Company, Polymetrics, Interlake, and Arrowhead, giving effect to the acquisitions under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair value at the date of acquisition. The pro forma adjustments reflected in the following unaudited pro forma combined financial data are estimates and may differ from the actual adjustments when they become known.

  The following unaudited pro forma combined financial data also gives effect to the private placement by the Company of $140,000,000 of 6% Convertible Subordinated Notes due 2005, the repurchase by the Company of 139,518 shares of Series B Preferred Stock for $4,709,000 and the delivery of $45,000,000 of Subordinated Notes due 2001 in connection with the exercise of certain warrants to purchase 2,500,000 shares of Common Stock on September 18, 1995. The pro forma combined balance sheet data at June 30, 1995 gives effect to the sale of the 6% Convertible Subordinated Notes due 2005, the repurchase of Series B Preferred Stock and the exercise of certain warrants to purchase Common Stock as if the transactions had been consummated on that date. The pro forma combined statement of operations data for the fiscal year ended
March 31, 1995 and the three months ended June 30, 1995 give effect to these transactions as of the beginning of the respective periods presented.

  The following unaudited pro forma combined financial data does not reflect certain cost savings that management believes may be realized following the acquisitions. These savings are expected to be realized primarily through rationalization of operations and implementation of strict cost controls and standardized operating procedures. Additionally, the Company believes the acquisitions will enable it to continue to achieve economies of scale, such as enhanced purchasing power and increased asset utilization. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

  The pro forma data is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if the acquisitions of Polymetrics, Interlake and Arrowhead had been consummated on the dates indicated or that may be obtained in the future. The pro forma combined financial data should be read in conjunction with the audited financial statements of Polymetrics, Interlake and Arrowhead and the notes thereto incorporated herein by reference and the audited consolidated financial statements of the Company and the notes thereto also incorporated herein by reference.


                                        FOR THE YEAR         FOR THE THREE
                                           ENDED             MONTHS ENDED
                                         MARCH 31,             JUNE 30,
                                            1995                 1995
                                        ------------         -------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF
OPERATIONS DATA:
Revenues............................      $378,291             $115,736
Gross profit........................       113,863               34,335
Operating income....................        14,108                7,274
Interest expense....................        11,400                2,850
Net income..........................      $  4,393             $  4,061
                                          ========             ========
Net income per common share.........      $   0.20             $   0.17
                                          ========             ========



                                                                       JUNE 30,
                                                                         1995
                                                                       --------
PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital...................................................     $144,184
Total assets......................................................      647,533
Long-term debt, including current portion.........................       11,115
Convertible subordinated debt.....................................      200,000
Shareholders' equity..............................................      297,909


                           SELLING STOCKHOLDER


  The Selling Stockholder is a wholly owned subsidiary of Eastern Enterprises ("Eastern"). The Selling Stockholder acquired 2,027,395 Shares and $100,000 in cash on December 1, 1993 in consideration of the sale to the Company of Ionpure by Eastern and its affiliate pursuant to the terms of a Stock Purchase Agreement dated August 30, 1993 (the "Stock Purchase Agreement"). The Selling Stockholder received an additional 1,013,697 Shares as a result of the 3-for-2 split of the Company's Common Stock effected December 5, 1994. The Shares represented approximately 11.9% of the shares of Common Stock outstanding on October 3, 1995. The Shares constitute all of the shares of Common Stock beneficially owned by the Selling Stockholder, other than 26,000 shares of Common Stock subject to options granted to J. Atwood Ives, Eastern's Chairman and Chief Executive Officer, under the Company's 1991 Directors Stock Option Plan, which the Selling Stockholder or Eastern may be considered to beneficially own by reason of an arrangement with Mr. Ives.

  Pursuant to the terms of the Stock Purchase Agreement, the Company and the Selling Stockholder entered into a Transfer, Registration and Other Rights Agreement dated December 1, 1993 (the "Stockholder Agreement"). References herein to Eastern refer to the Selling Stockholder, Eastern and any other affiliates of Eastern, unless the context requires otherwise. The Stockholder Agreement will terminate automatically at such time as Eastern holds less than 5% of the outstanding shares of the Company's Common Stock.

  Pursuant to the Stockholder Agreement, Eastern is currently entitled to nominate two designees to the Company's Board of Directors, and to have the Board appoint one such designee to the Audit Committee of the Board and the Compensation Committee of the Board. J. Atwood Ives, Chairman and Chief Executive Officer of Eastern, currently serves as a designee of Eastern on the Company's Board of Directors for a term expiring in 1996 and is also a member of the Audit Committee. Eastern has not designated a second nominee.

  In the event of certain sales or issuances of shares of, or rights to acquire, voting stock of the Company ("Voting Stock"), Eastern has certain rights under the Stock Purchase Agreement to purchase sufficient shares of Voting Stock to enable it to retain its percentage share of the Company's voting power, and, in the case of certain below-market issuances, to purchase the shares of Voting Stock offered.

  Subject to certain exceptions, for the period ending on the earlier of December 1, 1999 or six months after any breach by the Company of any of its obligations with respect to Eastern's representation on the Company's Board of Directors (the "Standstill Period"), Eastern has agreed under the Stockholder Agreement that it will not increase its percentage voting interest in the Company to an amount in excess of 22.2%. Also, during the Standstill Period, and subject to certain exceptions, Eastern has agreed to vote all of its shares of Common Stock for the Board of Directors' nominees for election to the Board and on all other matters in the same proportion as the votes cast by other holders of voting securities. The Stockholder Agreement further provides that, during the Standstill Period, Eastern will not participate in a proxy solicitation in opposition to a recommendation of the Board, join a group for the purpose of acquiring, holding, voting or disposing of voting securities of the Company, or initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals.

                             OVER-ALLOTMENT OPTION

  Anjou has granted to the Underwriters a 30-day option to purchase up to 371,229 additional shares of the Company's Common Stock (the "Anjou Shares"), at the Price to the Public less the Underwriting Discounts and Commissions set forth on the cover of the Prospectus, to cover over-allotments, if any. See "Underwriting." The Anjou Shares were acquired by Anjou on October 2, 1995 in partial consideration of its sale to the Company of all of the outstanding capital stock of Polymetrics pursuant to the terms of a Stock Purchase Agreement dated August 30, 1995, as amended. The Anjou Shares constitute all of the shares of Common Stock beneficially owned by Anjou and represented approximately 1.5% of the shares of the Company's Common Stock outstanding on October 3, 1995. The Company has guaranteed, subject to certain conditions, that the aggregate net proceeds to Anjou from sales of the Anjou Shares effected prior to six months after the effective date of the Registration Statements (subject to early termination or extension in specified circumstances) will not be less than approximately $21.82 per Anjou Share.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber Incorporated, RBC Dominion Securities Corporation and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), to purchase from the Selling Stockholder the respective number of Shares set forth opposite their names below:

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      Donaldson, Lufkin & Jenrette Securities Corporation .....
      PaineWebber Incorporated.................................
      RBC Dominion Securities Corporation......................
      Salomon Brothers Inc ....................................
                                                                   ---------
        Total..................................................    3,041,092
                                                                   =========

  The Underwriting Agreement provides that the obligation of the several Underwriters to purchase Shares is subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Shares must be so purchased.

  The Selling Stockholder has been advised by the Representatives that the Underwriters propose to offer the Shares to the public initially at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $ per Share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $ per Share to any other Underwriter and certain other dealers. After the public offering of the Shares, the public offering price and other selling terms may be changed by the Representative.

  Anjou has granted to the Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement (or, if such option day shall not be a business day, on the next business day thereafter), to purchase up to an additional 371,229 shares of the Company's Common Stock, at the Price to the Public less the Underwriting Discounts and Commissions set forth on the cover of the Prospectus. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Shares. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase a number of the Anjou Shares proportionate to such Underwriter's initial commitment.

  The Company and the Selling Stockholder and their respective officers and directors and certain stockholders, who collectively are the beneficial owners of an aggregate of approximately 9,000,000 shares of Common Stock, have agreed with the Underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of the Representatives, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of the Underwriting Agreement.

  The Company, the Selling Stockholder and Anjou have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or, in the case of the Company and the Selling Stockholder, to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the Shares will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  The consolidated financial statements of United States Filter Corporation and its subsidiaries as of March 31, 1994 and 1995 and for each of the three years in the period ended March 31, 1995 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Arrowhead Industrial Water, Inc. as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Continental H/2/O Services, Inc. and Evansville Water Corporation d/b/a Interlake Water Systems as of December 31, 1994 and for the year then ended have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Polymetrics, Inc. and subsidiaries as of December 31, 1994 and for the year then ended have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 ------------


                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    4
The Company...............................................................    6
Use of Proceeds...........................................................    8
Price Range of Common Stock...............................................    8
Dividend Policy...........................................................    8
Capitalization............................................................    9
Selected Consolidated Financial Data......................................   10
Recent Events.............................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Unaudited Pro Forma Combined Financial Information........................   18
Selling Stockholder.......................................................   19
Over-Allotment Option.....................................................   20
Underwriting..............................................................   20
Legal Matters.............................................................   21
Independent Certified Public Accountants..................................   21

================================================================================


================================================================================

                               3,041,092 SHARES


                      [LOGO OF U.S. FILTER APPEARS HERE]

                             UNITED STATES FILTER
                                  CORPORATION

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                      DONALDSON, LUFKIN & JENRETTE

                         SECURITIES CORPORATION

                        PAINEWEBBER INCORPORATED

                   RBC DOMINION SECURITIES CORPORATION

                          SALOMON BROTHERS INC

                                         , 1995


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS. The following exhibits are filed as part of this registration statement:

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
  23.1   Consents of KPMG Peat Marwick LLP
  24.1   Powers of Attorney (previously filed)

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Desert, State of California, on November 7, 1995.

                                          United States Filter Corporation

                                          By:     /s/ Richard J. Heckmann
                                             ----------------------------------
                                                    RICHARD J. HECKMANN
                                              CHAIRMAN OF THE BOARD, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                        CAPACITY                  DATE
            ---------                        --------                  ----
     /s/ Richard J. Heckmann       Chairman of the Board,         November 7, 1995
---------------------------------  President and Chief
       RICHARD J. HECKMANN         Executive Officer (Principal
                                   Executive Officer) and a
                                   Director

       /s/ Kevin L. Spence         Vice President and Chief       November 7, 1995
---------------------------------  Financial Officer (Principal
         KEVIN L. SPENCE           Financial and Accounting
                                   Officer)

                *                  Executive Vice President and   November 7, 1995
---------------------------------  a Director
       MICHAEL J. REARDON

                *                  Senior Vice President and a    November 7, 1995
---------------------------------  Director
          TIM L. TRAFF

                *                  Director
---------------------------------
        JAMES R. BULLOCK

                *                  Director                       November 7, 1995
---------------------------------
         JAMES E. CLARK

                *                  Director                       November 7, 1995
---------------------------------
        JOHN L. DIEDERICH

                *                  Director                       November 7, 1995
---------------------------------
         J. ATWOOD IVES

                *                  Director                       November 7, 1995
---------------------------------
        ARTHUR B. LAFFER


            SIGNATURE                        CAPACITY                  DATE
            ---------                        --------                  ----
                *                  Director                       November 7, 1995
---------------------------------
        ALFRED E. OSBORNE

                *                  Director                       November 7, 1995
---------------------------------
     C. HOWARD WILKINS, JR.

*By:   /s/ Damian C. Georgino
    -----------------------------
           DAMIAN C. GEORGINO
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT                                                        SEQUENTIAL PAGE
 NUMBER                       DESCRIPTION                           NUMBER
 -------                      -----------                       ---------------
  23.1   Consents of KPMG Peat Marwick LLP
  24.1   Powers of Attorney (previously filed)